ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

SUPPL

Date: July 6, 2010

ALTAI ANNOUNCES ELECTION OF THE BOARD AND STOCK OPTIONS TO DIRECTORS

Altai Resources Inc. (ATI, TSX VENTURE; US SEC Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") is pleased to announce that at the 2010 Annual Meeting of the Shareholders held on June 21, 2010 in Toronto, the following directors were re-elected/elected: Dr. Niyazi Kacira, as President, CEO and Director, along with Dr. K. Sethu Raman, Rejean Paul, P. Eng., Dr. Didier Pomerleau and Marc-Andre Lavoie as Directors, and Maria Au, MBA, CGA as Secretary-Treasurer.

The following stock options have been granted by the Company in 2010 to date:

1. On February 22, 2010, each of the five directors of the Company (Niyazi Kacira, K. Sethu Raman, Rejean Paul, Maria Au and Didier Pomerleau) was granted a stock option of 100,000 shares exercisable at the price of $0.46 per share and expiring on February 21, 2015; and

2. On June 29, 2010, Marc-Andre Lavoie, a new director of the Company, was granted a stock option of 200,000 shares exercisable at the price of $0.42 per share and expiring on June 28, 2015.

ALTAI RESOURCES INC. IS A RESOURCE COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Maria Au, Secretary-Treasurer
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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